SECURITIES AND EXCHANGE COMMISSION

[Release No. IC – 31359; 812-14390]

Banc of America Mortgage Securities, Inc., et al.; Notice of Application and Temporary

Order

November 25, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section

9(c) of the Investment Company Act of 1940 ("Act").

Summary: Applicants have received a temporary order (the "Temporary Order")

exempting them from section 9(a) of the Act, with respect to injunctions entered against

Bank of America, N.A. ("BANA"), Merrill Lynch, Pierce, Fenner & Smith Incorporated

("Merrill Lynch"), and Banc of America Mortgage Securities, Inc. ("BOAMS," and,

together with BANA and Merrill Lynch, the "Respondents") on November 25, 2014 by

the United States District Court for the Western District of North Carolina (the "District

Court") until the Commission takes final action on an application for a permanent order

(the "Permanent Order," and with the Temporary Order, the "Orders"). Applicants also

have applied for a Permanent Order.

Applicants: BofA Advisors, LLC ("BoA Advisors"), BofA Distributors, Inc. ("BoA

Distributors"), KECALP Inc. ("KECALP"), Merrill Lynch Ventures, LLC ("Ventures"),

Merrill Lynch Global Private Equity, Inc. ("MLGPE"), and Merrill Lynch Alternative

Investments LLC ("MLAI") (each, an "Applicant" and collectively, the "Applicants"),

and solely for purposes of agreeing to condition 3 of the application, the Respondents.

Filing Date: The application was filed on November 25, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on December 22, 2014, and should be accompanied by proof of service on

applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to

rule 0-5 under the Act, hearing requests should state the nature of the writer's interest,

any facts bearing upon the desirability of a hearing on the matter, the reason for the

request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants: BOAMS, 21 North Tryon Street, Charlotte,

NC 28255; BANA and Merrill Lynch, Bank of America Tower, One Bryant Park, New

York, NY 10036; BoA Advisors and BoA Distributors, 100 Federal Street, Boston, MA

02110; KECALP and Ventures, 135 South LaSalle Street, Chicago, IL 60604; MLGPE,

135 South La Salle Street, Suite 811, Chicago, IL 60603; and MLAI, 4 World Financial

Center, 250 Vesey Street, 11th Floor, New York, NY 10080.

For Further Information Contact: David J. Marcinkus, Senior Counsel, at 202-551-6882

or Mary Kay Frech, Branch Chief, at 202-551-6821 (Division of Investment

Management, Chief Counsel's Office).

Supplementary Information: The following is a temporary order and summary of the

application. The complete application may be obtained via the Commission's website by

searching for the file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

1.   Bank of America Corporation ("BAC"), a corporation organized under the laws of Delaware, is a publicly traded company headquartered in Charlotte, North Carolina. As noted below, each of the Respondents and each of the Applicants is a direct or indirect wholly-owned subsidiary of BAC. BANA is a nationally chartered banking association headquartered in Charlotte, North Carolina that conducts retail, trust and commercial banking operations. BANA is an indirect wholly-owned subsidiary of BAC. BOAMS, a corporation organized under the laws of Delaware, is a direct wholly-owned subsidiary of BANA. Merrill Lynch, a corporation organized under the laws of Delaware, is an indirect wholly-owned subsidiary of BAC. Merrill Lynch, directly and through its subsidiaries and affiliates, provides investment, financing, advisory, insurance, banking and related products and services, and is registered as a broker-dealer under the Securities Exchange Act of 1934, and as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). Merrill Lynch does not currently engage in Fund Service Activities (defined below), but it may do so in the future.

2.   Each of the Applicants serves either as investment adviser (as defined in section 2(a)(20) of the Act) to investment companies registered under the Act or series of such companies ("Funds") or employees' securities companies ("ESCs"), or as principal underwriter (as defined in section 2(a)(29) of the Act) to open-end management investment companies registered under the Act ("Open-End Funds"). BoA Advisors, a limited liability company organized under the laws of Delaware, is registered as an investment adviser under the Advisers Act. BoA Advisors is a direct wholly-owned subsidiary of BofA Global Capital Management Group, LLC, which is in turn a direct wholly-owned subsidiary of BANA. BoA Distributors, a corporation organized under the

laws of Massachusetts, is an indirect wholly-owned subsidiary of BoA Advisors. BoA Distributors is a limited purpose broker-dealer registered with the Commission. KECALP, a corporation organized under the laws of Delaware, is an indirect wholly-owned subsidiary of BAC. Ventures, a limited liability company organized under the laws of Delaware, is an indirect wholly-owned subsidiary of BAC. MLGPE, a corporation organized under the laws of Delaware, is registered as an investment adviser under the Advisers Act. MLGPE is an indirect wholly-owned subsidiary of BAC. MLAI, a limited liability company organized under the laws of Delaware, is registered as an investment adviser under the Advisers Act. MLAI is an indirect wholly-owned subsidiary of BAC.

3. While no existing company of which the Respondents is an "affiliated person" within the meaning of section 2(a)(3) of the Act ("Affiliated Person"), other than the Applicants, currently serves as an investment adviser or depositor of any Fund or ESC or investment company that has elected to be treated as a business development company under the Act, or principal underwriter for any Open-End Fund, unit investment trust registered under the Act, or face-amount certificate company registered under the Act (such activities, collectively, ("Fund Service Activities")), Applicants request that any relief granted also apply to any existing company of which any of the Respondents is an Affiliated Person and to any other company of which any of the Respondents may become an Affiliated Person in the future (together with Applicants and Merrill Lynch, the "Covered Persons") with respect to any activity contemplated by section 9(a) of the Act.

4.   On August 6, 2013, the Commission filed a complaint (the "Complaint")

against the Respondents in the District Court in a civil action captioned *Securities and*

Exchange Commission v. Bank of America, N.A., et al. (the "BOAMS Action").[1] The

Complaint alleges violations of sections 17(a)(2) and 17(a)(3) of the Securities Act of

1933 (the "Securities Act") by Respondents arising out of an offering of prime residential

mortgage-backed securities ("RMBS") in 2008 known as BOAMS 2008-A. The

Complaint also alleges that Merrill Lynch and BOAMS violated section 5(b)(1) of the

Securities Act by disclosing certain data regarding BOAMS 2008-A to some, but not all,

investors, as well as by failing to file such data with the Commission.

5.   In settlement of the BOAMS Action, Respondents submitted executed

Consents of Defendants BANA, Merrill Lynch and BOAMS (the "Consents"). In the

Consents, Respondents agreed to the entry of a final judgment, without admitting or

denying the allegations contained in the Complaint (other than those relating to the

jurisdiction of the District Court). On November 25, 2014 the District Court entered a

judgment against Respondents (the "Judgment")[2] that enjoined Respondents from

violating, directly or indirectly, sections 17(a)(2), 17(a)(3) and 5(b)(1)[3] of the Securities

Act (the "Injunctions").

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[1]   The conduct alleged in the Complaint is referred to herein as the "Conduct."

[2]   Securities and Exchange Commission v. Bank of America, N.A., et al., Civil Action No. 3:13-cv-447 (W.D.N.C. Nov. 25, 2014).

[3]   BANA was not named as a defendant in connection with the Commission's section 5(b)(1) claim and therefore did not consent to the entry of an injunction under that section.

Applicants' Legal Analysis:

1.　　Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from engaging in or continuing any conduct or practice in connection with the purchase or sale of a security, or in connection with activities as an underwriter, from performing Fund Service Activities. Section 9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any Affiliated Person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others: (a) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (b) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; and (c) any person directly or indirectly controlling, controlled by, or under common control, with the other person. Applicants state that, taken together, sections 9(a)(2) and 9(a)(3) would have the effect of precluding Applicants and Covered Persons from engaging in Fund Service Activities upon the entry of the Injunctions because the Respondents are Affiliated Persons of each Applicant and Covered Person.

2.　　Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the disqualification provisions of section 9(a) of the Act, either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (i) the prohibitions of section 9(a), as applied to the person, are unduly or disproportionately severe or (ii) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a Temporary Order and a Permanent Order exempting them and other Covered

Persons from the disqualification provisions of section 9(a) of the Act. The Applicants

and other Covered Persons may, if the relief is granted, in the future act in any of the

capacities contemplated by section 9(a) of the Act subject to the conditions of the

Temporary Order and the Permanent Order.

3.   Applicants believe they meet the standard for exemption specified in

section 9(c) of the Act. Applicants state that the prohibitions of section 9(a) as applied to

them would be unduly and disproportionately severe and that the conduct of Applicants

has been such as not to make it against the public interest or the protection of investors to

grant the exemption from section 9(a).

4.   Applicants state that the Conduct did not involve any of the Applicants

engaging in Fund Service Activities.[4] Applicants also state that the Conduct did not

involve any Fund or ESC with respect to which Applicants engaged in Fund Service

Activities. In addition, Applicants state that none of the Funds or ESCs with respect to

which Applicants provide Fund Service Activities purchased or held BOAMS 2008-A.

5.   Applicants and Respondents state that (a) none of the current directors,

officers or employees of Applicants had any involvement in the Conduct; (b) none of the

current directors, officers or employees of Respondents had any responsibility for the

Conduct; (c) no current or former employee of Respondents who previously has been or

who subsequently may be identified by Respondents or any U.S. regulatory or

enforcement agencies as having been responsible for the Conduct will be an officer,

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[4]   Applicants state that none of the Respondents currently serve in any of the capacities described in section 9(a) of the Act, and BANA and BOAMS will not do so in the future. Merrill Lynch has engaged in Fund Service Activities in the past (although it ceased doing so by the end of 2010), and it may do so in the future.

director or employee of any Covered Person; and (d) the employees of Respondents who were identified as having been responsible for the Conduct have had no, and will not have any involvement in the provision of Fund Service Activities on behalf of Applicants or other Covered Persons. Applicants assert that because the personnel of Applicants did not have any involvement in the Conduct, shareholders of the Funds and ESCs were not affected any differently than if those Funds and ESCs had received services from any investment adviser or principal underwriter that was not affiliated with Respondents.

6.   Applicants submit that section 9(a) should not operate to bar them from serving the Funds or ESCs and their shareholders in the absence of improper activities relating to their Fund Service Activities. Applicants state that the section 9(a) disqualification would result in material economic losses for the Funds and ESCs to which Applicants provide Funds Service Activities, and such Funds' operations would be disrupted, as they sought to engage new advisers and distributors. Applicants assert that these effects would be unduly severe given the Applicants' lack of involvement in the Conduct. Moreover, Applicants state that the Respondents have taken remedial actions to address the Conduct, as outlined in the application. Thus, Applicants believe that granting the exemption from section 9(a), as requested, would be consistent with the public interest and the protection of investors.

7.   Applicants state that (a) inability of the Adviser Applicants[5] to continue providing investment advisory services to Funds would result in the Funds and their shareholders facing potential hardship and (b) the inability of BoA Distributors to continue to serve as principal underwriters to the Open-End Funds would similarly result

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[5]   The "Adviser Applicants" are BoA Advisors, KECALP, Ventures, MLGPE, and MLAI.

in potential hardship to the Open-End Funds and their shareholders. Applicants state that they will distribute to the board of trustees/directors of the Funds (the "Boards") written materials describing the circumstances alleged in the BOAMS Action and any impact on the Funds, and the application. The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which Applicants provide Fund Service Activities, including the directors who are not "interested persons" of the Fund as defined in section 2(a)(19) of the Act, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. Applicants state that they will provide the Boards with the information concerning the BOAMS Action and the application that is necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

8.   Applicants state that if the Applicants were barred under section 9(a) of the Act from engaging in Fund Service Activities and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe because they have committed substantial capital and other resources to establishing an expertise in the provision of Fund Service Activities. Applicants further state that prohibiting them from providing Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in those activities. Applicants state that many of these employees could experience significant difficulties in finding alternative fund-related employment.

9.   Applicants state that Applicants and certain other affiliated persons of Applicants have previously received orders under section 9(c) of the Act, as the result of conduct that triggered section 9(a), as described in greater detail in the application.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	Any temporary exemption granted pursuant to the application will be without prejudice to, and will not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2.	Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order.

3.	Respondents will comply in all material respects with the material terms and conditions of the Orders.

4.	Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the Commission's Division of Enforcement of a material violation of the terms and conditions of the Orders and the Judgment within 30 days of discovery of the material violation.

Temporary Order:

        The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

        Accordingly,

        IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunctions, subject to the representations and conditions in the application, from November 25, 2014, until the Commission takes final action on their application for a permanent order.

        By the Commission.

Kevin M. O'Neill
Deputy Secretary